UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13a or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2021 File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#900, 444 - 5th Avenue S.W., Calgary, AB T2P 2T8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: August 6, 2021	By:	/s/ Edward Ok
Edward Ok
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release: TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND QUARTER 2021 FINANCIAL AND OPERATING RESULTS
99.2	Form 52-109F2 CEO Q2 2021
99.3	Form 52-109F2 CFO Q2 2021
99.4	Q2 2021 Interim Report
99.5	Q2 2021 MD&A
99.6	Q2 2021 Financial Statements